Filed by: ADVA Optical Networking SE

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

Mandatory publication pursuant to Section 27 para. 3 sentence 1 and

Section 14 para. 3 sentence 1 of the German Securities Acquisition and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz – WpÜG)

Supplementary Joint Reasoned Statement

of the Management Board and Supervisory Board

of

ADVA Optical Networking SE

Märzenquelle 1-3, 98617 Meiningen-Dreißigacker, Germany

pursuant to Section 27 of the German Securities Acquisition and Takeover Act (WpÜG)

regarding the amendment to the

voluntary public takeover offer (exchange offer)

dated January 11, 2022

of

Acorn HoldCo, Inc.

Corporation Trust Center, 1209 Orange Street, Wilmington,

Delaware, United States of America

to the shareholders of ADVA Optical Networking SE

Shares of ADVA Optical Networking SE:	ISIN DE0005103006

Tendered Shares of ADVA Optical Networking SE:	ISIN DE000A3MQBT1

Shares of Acorn HoldCo, Inc.:	ISIN US00486H1059

TABLE OF CONTENTS

1.	GENERAL INFORMATION ON THIS SUPPLEMENTARY STATEMENT	2

	1.1 Legal basis	3

	1.2 Factual basis	3

	1.3 Publication of the Supplementary Statement	3

2.	AMENDMENT TO THE OFFER	4

3.	EXTENSION OF THE ACCEPTANCE PERIOD	5

4.	ADDITIONAL ACCEPTANCE PERIOD	5

5.	RIGHT OF WITHDRAWAL	5

6.	POSSIBLE IMPACT OF NON-ACCEPTANCE OF THE OFFER	5

7.	CONSIDERATIONS OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD	6

8.	RECOMMENDATION	6

DEFINITIONS

ADTRAN	2
ADVA	2
ADVA Share(s)	2
ADVA Shareholders	2
Amendment (to the Offer)	2
Bidder	2
Extended Acceptance Period	5
HoldCo Offer Share(s)	2
Management Board	2

NASDAQ	2
Offer	2
Offer Consideration	2
Offer Document	2
Reasoned Statement	2
Supervisory Board	2
Supplementary Statement	3
Takeover Offer	2
WpÜG	2

1.	GENERAL INFORMATION ON THIS SUPPLEMENTARY STATEMENT

Acorn HoldCo, Inc., Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, United States (“Bidder”), is a corporation incorporated under the laws of the state of Delaware, United States. It is a wholly-owned subsidiary of ADTRAN, Inc., a corporation incorporated under the laws of the state of Delaware, United States (“ADTRAN”). On November 12, 2021, the Bidder published the offer document (including Annexes 1: “Persons acting jointly with the Bidder”, 2: “Direct and indirect subsidiaries of the Target Company”, 3: “Section 2 no. 2 of the WpÜG-Offer Regulation in conjunction with Article 1 para. 4 lit f) Prospectus Regulation and in conjunction with the respective specifications in the Delegated Regulation”, and 4: “ADTRAN Trading Data”, together the “Offer Document”) for its voluntary public takeover offer in the form of an exchange offer (“Takeover Offer” or the “Offer”) to all shareholders of ADVA Optical Networking SE having its registered office in Meiningen, Germany (“ADVA”).

The Takeover Offer is directed to all shareholders of ADVA (“ADVA Shareholders”). The object is to acquire all ordinary bearer shares without par value of ADVA (ISIN DE0005103006) not directly held by the Bidder, each with a proportional interest in the share capital of EUR 1.00 and each with full dividend rights and all ancillary rights associated therewith at the time of the completion of the Takeover Offer (“ADVA Shares” and, individually, each one “ADVA Share”). 0.8244 common shares of the Bidder (“HoldCo Offer Shares” and, individually, each one “HoldCo Offer Share”) with a nominal value of USD 0.01 are offered as consideration in exchange for one ADVA Share (“Offer Consideration”). This corresponds to an exchange ratio of 0.8244 HoldCo Offer Shares for one ADVA Share. Pursuant to Section 1.1 of the Offer Document, the HoldCo Offer Shares will be granted equal status with all other common shares of the Bidder, in particular with respect to dividends and voting rights. All shares of the Bidder will be admitted to trading both on the Nasdaq Global Select Stock Market (NASDAQ) and on the regulated market of the Frankfurt Stock Exchange with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations (Prime Standard).

On November 23, 2021, the Management Board of ADVA (“Management Board”) and the Supervisory Board of ADVA (“Supervisory Board”) issued a joint reasoned statement (“Reasoned Statement”) pursuant to section 27 para. 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – ”WpÜG). In accordance with section 27 para. 3 and section 14 para. 3 sentence 1 WpÜG, the Reasoned Statement was published on ADVA’s website at http://www.adva.com (under Investor Relations). Copies of the Reasoned Statement have been available free of charge at ADVA Optical Networking SE, Fraunhoferstr. 9a, 82152 Martinsried/Munich (fax: +49 89 890 665 199; email: ir@adva.com). The website where the Reasoned Statement was published and availability of copies free of charge were announced in the German Federal Gazette (Bundesanzeiger).

On January 11, 2022, the Bidder has published an amendment to the Offer (“Amendment to the Offer” or the “Amendment”). In accordance with section 21 para. 1 sentence 1 no. 3, para. 2, Section 14 para. 1 sentence 1 WpÜG, the Amendment was published (i) on the website https://www.acorn-offer.com and (ii) through keeping available of copies of the Amendment, which can be sent free of charge to all ADVA Shareholders by BNP Paribas Securities Services S.C.A., Frankfurter Zweigstelle, Europa-Allee 12, 60327 Frankfurt am Main (inquiries via fax +49 69 1520 5277 or via email at frankfurt.gct.operations@bnpparibas.com). On this website of the Bidder, a non-binding English translation of the Amendment is available too. On January 11, 2022, the Bidder published an announcement regarding the availability of the Amendment free of charge from the Settlement Agent as well as the website where the Amendment was published in the German Federal Gazette (Bundesanzeiger).

The Amendment was sent to the Management Board on January 11, 2022. On the same day, and without undue delay, the Management Board, in accordance with its statutory duties, forwarded the Offer Document to the Supervisory Board as well as – since there is no works council at ADVA – directly to ADVA’s employees. As of the date of publication of this statement, the Management Board has not received a statement on the Amendment by ADVA’s employees.

The Management Board and Supervisory Board carefully reviewed the Amendment and deliberated in separate sessions on January 11, 2022. They each concluded that the Amendment does not give any reason to depart from the recommendation contained in the Reasoned Statement. Therefore, they issue this supplementary joint statement pursuant to Section 27 WpÜG, which they each resolved unanimously on January 11, 2022.

1.1	Legal basis

Pursuant to Section 27 para. 2 sentence 1 WpÜG, the management board and the supervisory board of a target company are required to issue a reasoned statement on a takeover offer and all amendments thereto. The Management Board and Supervisory Board have resolved to jointly issue this statement to the Amendment as their supplementary reasoned statement (the “Supplementary Statement”).

Furthermore, the Management Board and Supervisory Board will issue and publish an English translation of this Supplementary Statement. The publication of the translated Supplementary Statement will be available at www.sec.gov.

1.2	Factual basis

The Amendment does nothing else than lower the minimum acceptance threshold as described in more detail in Section 2 of this Supplementary Statement. The Supplementary Statement therefore does not cover the entire Offer, but only those parts of it that are affected by the Amendment. It should therefore be read in conjunction with the Reasoned Statement.

The information contained in the Reasoned Statement as to its factual basis and the personal responsibility of ADVA shareholders as well as the special notice to ADVA Shareholders with domicile, registered office or habitual abode in the United States of America or elsewhere outside the European Economic Area apply, mutatis mutandis, to this Supplementary Statement. Terms defined in the Reasoned Statement shall have the same meaning in this Supplementary Statement, unless it stipulates otherwise.

1.3	Publication of the Supplementary Statement

Pursuant to Section 27 para. 3 and Section 14 para. 3 sentence1 WpÜG, this Supplementary Statement will be published on ADVA’s website at http://www.adva.com (under Investor Relations). Copies of the Supplementary Statement can also be obtained free of charge from ADVA Optical Networking SE, Fraunhoferstr. 9a, 82152 Martinsried/Munich (fax: +49 89 890 665 199; email: ir@adva.com). The publication of the Supplementary Statement and availability of copies free of charge is announced in the German Federal Gazette (Bundesanzeiger).

The Supplementary Statement will be published in German and as a non-binding English translation. The Management Board and Supervisory Board assume no liability for the correctness and completeness of the English translation. Only the German version is authoritative.

2.	AMENDMENT TO THE OFFER

The Offer and the contracts that come into existence as a result of accepting the Offer are subject to the Closing Conditions as laid out in Section 12.1 of the Offer Document. Until now, one of these Closing Conditions has been that a certain minimum acceptance threshold of 35,773,158 ADVA shares (corresponding to 70% of all ADVA Shares entitled to voting rights existing as of October 31, 2021) be reached. The minimum acceptance threshold and especially the method of counting the relevant ADVA Shares are described in more detail in Section 12.1.1 of the Offer Document.

The Bidder has decided to lower this minimum acceptance threshold. From now on, the Offer is subject to the condition that by the time the Acceptance Period expires at least 30,662,707 ADVA Shares (corresponding to 60% of all ADVA Shares entitled to voting rights existing as of October 31, 2021) have been tendered into the Offer, retaining the previous counting method. ADVA has consented to the lowering of the Threshold by prior declaration. On the basis of the Amendment, Section 12.1.1 of the Offer Document now reads as follows:

“12.1.1 Minimum Acceptance Rate

At the time of the expiration of the Acceptance Period, the sum of the number of

(a)

Tendered Target Shares (as defined in Section 13.2(b) of the Offer Document) (including those Target Shares for which the acceptance of this Offer has been declared during the Acceptance Period but only becomes effective after the end of the Acceptance Period by transferring the Target Shares to ISIN DE000A3MQBT1) for which the right to withdrawal, has not been validly exercised in accordance with this Offer Document,

(b)	Target Shares held directly by the Bidder or its subsidiaries or any other person acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG,

(c)	Target Shares that must be attributed to the Bidder or any of its subsidiaries in accordance with Section 30 WpÜG, and

(d)

Target Shares for which the Bidder, any of its subsidiaries or any other person acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG has entered into an agreement outside of this Offer, giving them the right to demand the transfer of title of such Target Shares,

(whereby Target Shares that fall within the scope of several of the Sections 12.1.1(a) through 12.1.1(d) of the Offer Document are counted only once) equals at least 30,662,707 Target Shares (corresponding to 60% of all ADVA Shares entitled to voting rights existing as of October 31, 2021) (the “Minimum Acceptance Rate”).”

Apart from that, the Offer and the Closing Conditions contained in it remain unchanged. In this context, the Bidder points out that the Closing Conditions set out in the Offer Document in Section 12.1.4 (Merger Control in the United States) and Section 12.1.5(c) (Foreign direct investment approval in the commonwealth of Australia) have already been fulfilled. In addition, according to the bidder’s publications also the Closing Condition set out in Section 12.1.3 of the Offer Document (ADTRAN Stockholders’ Approval) has already been fulfilled.

By announcement pursuant to Section 23 para. 1 sentence 1 no. 1 WpÜG dated January 11, 2022, the Bidder has given notice that until January 10, 2022, 18:00 hours (local time Frankfurt Main) that 15,849,033 ADVA Shares have been tendered into the Offer. This corresponds to approximately 31,01% of all ADVA Shares existing as on October 31, 2022.

3.	EXTENSION OF THE ACCEPTANCE PERIOD

Section 21 para. 5 WpÜG provides for the acceptance period to be extended by two weeks, if an offer is changed within the last two weeks prior to the expiration of the acceptance period. Lowering the Threshold constitutes such a change. It was published on January 11, 2022, i. e. within the last two weeks prior to the expiration of the Acceptance Period that was to expire on January 12, 2022, at 24:00 hours (local time Frankfurt Main). The Acceptance Period was therefore automatically extended by two weeks. It will now expire on January 26, 2022, at 24:00 hours (local time Frankfurt Main) (“Extended Acceptance Period”).

In Section 3 of the Amendment, the Bidder points out that the Extended Acceptance Period may under circumstances described in more detail in Section 5.2 of the Offer Document be further extended. An additional amendment to the Offer by the Bidder during the Extended Acceptance Period is, however, not allowed according to Section 21 para. 6 WpÜG.

4.	ADDITIONAL ACCEPTANCE PERIOD

According to Section 5 of the Amendment, the Additional Acceptance Period will, presumably, commence on February 1, 2022, and end on February 14, 2022, at 24:00 hours (local time Frankfurt Main).

The Management Board and Supervisory Board point out that the Additional Acceptance Period is provided for by the law. It will start to run only if by the time the Extended Acceptance Period expires, i. e. by January 26, 2022, at 24:00 hours (local time Frankfurt Main), none of the Closing Conditions as laid out in Section 12.1 of the Offer Document has finally failed, unless such Closing Condition has been effectively waived beforehand. This includes reaching the lowered threshold of 30,662,707 ADVA Shares. If the threshold has not been reached by then, there will be no Additional Acceptance Period. The Offer will have failed, ADVA Shares already tendered will be re-booked. ADVA Shareholders who want to accept the Offer should therefore accept the offer in good time before January 26, 2022, taking into account the time that banks might require to process the acceptance.

5.	RIGHT OF WITHDRAWAL

ADVA Shareholders who had tendered their shares before the Amendment was published may at any time before the Extended Acceptance Period expires withdraw from the contracts that came into existence by virtue of their acceptance of the Offer (Section 21 para. 4 WpÜG). Moreover, the Bidder points out in Section 4 of the Amendment, that in addition the withdrawal rights mentioned in Section 17.1(b) and 17.2 exist. As to the details of exercising the rights of withdrawal, reference is made to Sections 17.1 and 17.3 of the Offer Document.

Those ADVA Shareholders who already have validly accepted the Offer and still intend to do so need not to take any action. They do not need to exercise their right of withdrawal nor are they required to perform any other actions to obtain the Offer Consideration under the terms and conditions of the Offer.

6.	POSSIBLE IMPACT OF NON-ACCEPTANCE OF THE OFFER

In light of the Amendment, the Management Board and Supervisory Board modify the remarks given under Section 7.2 of lit. a) and e) of the Reasoned Statement. The other remarks under Section 7.2 not addressed here remain unchanged for the Supplementary Statement. Those ADVA Shareholders who do not intend to accept the Offer should take into account the following information when making their decision:

(a)

ADVA Shareholders bear the risk associated with the future development of the ADVA Group and therefore also the future development of the stock market price of the ADVA Shares. If too few ADVA Shareholders tender their shares, the acceptance threshold of 60% will not be reached and the Takeover Offer will not be settled. In this case, the stock market price of the ADVA Shares may fall for different reasons, including the fact that the current price of the shares includes a premium based on the assumption that the business combination will be completed.

(e)

If the Bidder’s offer is settled, the Bidder will, taking into account the minimum acceptance threshold of 60% provided for in Section 12.1.1 of the Offer Document, have an absolute majority of the shares and voting rights. ADVA would then be a company dependent on the Bidder within the meaning of Section 17 AktG. The legal framework conditions for this relationship of dependence between the controlling shareholders and ADVA are laid down in Section 311 AktG. Measures that are to ADVA’s disadvantage may be instigated by the controlling companies if the disadvantage is made up for in accordance with the rules of corporate group law. It cannot be ruled out that this will lead to a weakening of ADVA’s business strength and earnings capacity.

7.	CONSIDERATIONS OF THE MANAGEMENT BOARD AND SUPERVISORY BOARD

The Management Board and Supervisory Board hold that, also following the Amendment, for the reasons given in the Reasoned Statement the Offer remains to be in the best interest of ADVA and its shareholders.

Even on the basis of the reduced threshold, it is still ensured that the Bidder, in the event of a successful offer, will have a solid majority in ADVA’s general meeting. The Management Board and Supervisory Board emphasize that they continue to fully support the strategy and objectives of the Business Combination, for the purpose of which the Offer is being made. Lowering the threshold from 70% to 60% increases the likelihood of the Offer being successful. The Management Board and Supervisory Board therefore welcome the Amendment.

8.	RECOMMENDATION

The Management Board and Supervisory Board are of the opinion that the Amendment, that only lowered the minimum acceptance threshold, does not give any reason to depart from the recommendation given in the Reasoned statement. Based on the overall circumstances, they thus continue to support the amended Offer. They still unanimously recommend that ADVA Shareholders accept the Offer.

The decision whether and to what extend the Offer shall be accepted must be made by each ADVA Shareholder individually. In doing so, all relevant circumstances, their individual situation (including their personal and tax situation), and their own personal assessment of the potential future development of ADVA as well as of the intrinsic value and of the stock market price of the ADVA Shares must be taken into account. Subject to applicable statutory provisions, the Management Board and Supervisory Board do not assume any responsibility should the acceptance or non-acceptance of the Takeover Offer have a disadvantageous economic impact on ADVA Shareholders.

Martinsried/Munich, January 11, 2022

ADVA Optical Networking SE
The Management Board	The Supervisory Board